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VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited

Amendment No. 3 to Registration Statement on Form S-4

Filed July 18, 2014

And Documents Incorporated by Reference

File No. 333-195564

Dear Mr. Field:

On behalf of ChiquitaFyffes Limited (“ChiquitaFyffes”), we are writing in response to the comments contained in the Staff’s comment letter July 21, 2014 with respect to ChiquitaFyffes Amendment No. 3 to Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2014 (the “Form S-4”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by ChiquitaFyffes responses immediately after each comment. In addition, ChiquitaFyffes has filed today Amendment No. 4 to the Form S-4 (“Amendment No. 4”). ChiquitaFyffes is also delivering with this letter four courtesy copies of Amendment No. 4 marked to show the revisions ChiquitaFyffes has made in response to the Staff’s comments, as well as certain other changes to the Form S-4. The page numbers in the responses refer to pages of Amendment No. 4.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 22, 2014

****

Expense Reimbursement Agreement, page 155

1.	We note your response to our prior comment 6 and found your response unpersuasive. It appears that you have provided a summary of the opinion that "Fyffes and Lazard have each confirmed in writing to the Panel that the Expenses Reimbursement Agreement is in the best interests of the Fyffes shareholders in the context of the scheme." Please file a copy of the Lazard opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4. Please also revise Exhibit 99.18 to include the consent of Lazard for the referenced statement on page 156. For guidance, refer to Rule 436 and Securities Act Rules Compliance and Disclosure Interpretation 233.02, available on our website.

In response to the Staff’s comment, the Lazard opinion has been filed as an exhibit to the Form S-4. In addition, Exhibit 99.18 has been revised to reflect the Staff’s comment.

Management's Discussion and Analysis of Financial Condition, page 171

2.	We note from your response to our prior comment 7 that you have revised page 180 of MD&A to disclose that as of March 31, 2014 you have expensed $500,000 of the fee payable to Lazard. As previously requested, please revise MD&A to disclose how you will account for the remaining $3.5 million fee payable to Lazard in connection with the consummation of the merger transaction.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 180 to reflect the comment above.

****

If you have additional questions or require any additional information with respect to the Form S-4 or this letter, please do not hesitate to contact me at (212) 735-2218 or david.friedman@skadden.com or my colleague, John Nelson at (312) 407-0607 or john.nelson@skadden.com.

Very truly yours,

/s/ David J. Friedman
David J. Friedman

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 22, 2014

cc:	Brian W. Kocher

Principal Executive Officer

ChiquitaFyffes Limited

James E. Thompson

Secretary

ChiquitaFyffes Limited